VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: David Lyon—Division of Corporation Finance

Re:	Coast Bancorp Form SB-2 filed May 29, 2002 File Number: 333-89342

Dear Mr. Lyon:

        Pursuant to the Securities and Exchange Commission's Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the "Securities Act") Coast Bancorp hereby applies to withdraw registration number: 333-89342 as filed with the Commission on Form SB-2 on May 29, 2002. No securities were sold in connection with the proposed offering.

        The offering is being withdrawn because of currently unfavorable market conditions for the sale of common stock and the opportunity afforded Coast Bancorp to participate in a pooled trust preferred private placement. Coast Bancorp may undertake a private placement of the trust preferred in a subsequent private offering in reliance on Rule 230.155(c) promulgated under the Securities Act.

        If you have any questions, please contact the undersigned or Coast Bancorp's attorney, R. Brent Faye, Nixon Peabody LLP, Two Embarcadero Center, San Francisco, CA 94111, (415) 984-8365.

Very truly yours,
/s/ JACK C. WAUCHOPE Jack C. Wauchope Chief Executive Officer
cc:
David Lyon (via Facsimile)
R. Brent Faye